Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 3 AUGUST 5, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 3 DATED AUGUST 5, 2019
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc., dated June 17, 2019, Supplement No. 1 dated June 18, 2019, and Supplement No. 2 dated July 5, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from July 1, 2019 through July 31, 2019, for each of our classes of common stock.
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from July 1, 2019 through July 31, 2019.
We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis and utilize interest rate swaps to hedge a portion of our variable rate borrowings. During the month of July 2019, continued volatility in interest rates continued to impact such fair values. The slight change in NAV per share on various days is typically due to rounding. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
July 1-2, 2019	$9.64	$9.64	$9.63	$9.63	$9.54	$9.54	$9.53	$9.55
July 3-4, 2019	$9.64	$9.64	$9.62	$9.63	$9.53	$9.53	$9.53	$9.55
July 5-7, 2019	$9.64	$9.64	$9.62	$9.62	$9.53	$9.53	$9.53	$9.54
July 8-9, 2019	$9.65	$9.65	$9.63	$9.64	$9.54	$9.54	$9.54	$9.56
July 10, 2019	$9.65	$9.65	$9.64	$9.64	$9.55	$9.55	$9.54	$9.56
July 11, 2019	$9.65	$9.65	$9.64	$9.64	$9.54	$9.55	$9.54	$9.56
July 12-14, 2019	$9.65	$9.65	$9.64	$9.64	$9.55	$9.55	$9.54	$9.56
July 15, 2019	$9.66	$9.66	$9.64	$9.64	$9.55	$9.55	$9.55	$9.56
July 16, 2019	$9.66	$9.65	$9.64	$9.64	$9.55	$9.55	$9.55	$9.56
July 17, 2019	$9.66	$9.66	$9.64	$9.65	$9.55	$9.55	$9.55	$9.57
July 18, 2019	$9.66	$9.65	$9.64	$9.64	$9.55	$9.55	$9.54	$9.56
July 19-21, 2019	$9.65	$9.65	$9.64	$9.64	$9.54	$9.55	$9.54	$9.56
July 22, 2019	$9.66	$9.66	$9.64	$9.65	$9.55	$9.55	$9.55	$9.57
July 23, 2019	$9.66	$9.66	$9.65	$9.65	$9.55	$9.55	$9.55	$9.57
July 24, 2019	$9.66	$9.66	$9.65	$9.65	$9.55	$9.56	$9.55	$9.57
July 25, 2019	$9.66	$9.66	$9.65	$9.65	$9.55	$9.55	$9.55	$9.57
July 26-28, 2019	$9.67	$9.66	$9.65	$9.65	$9.56	$9.56	$9.55	$9.57
July 29-31, 2019	$9.67	$9.67	$9.66	$9.66	$9.56	$9.56	$9.56	$9.58
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.